

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

August 19, 2009

Mrs. Maureen F. Cotton
President
Private Secretary, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Private Secretary, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 5, 2009**
> **File No. 333-156421**

Dear Mrs. Cotton:

　　　　We have reviewed your amended filing and have the following comment. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 23, 2009.

Amendment No. 2 to Registration Statement on Form S-1

Changes and Disagreements with Accountants on Accounting and Financial Disclosure, page 44

1. We refer to your current report on Form 8-K filed on August 7, 2009 and note that on August 3, 2009 you dismissed your independent public accounting firm Moore & Associates Charted and replaced it with Seale and Beers, CPAs. Please revise your registration statement to include the information required by Item 11(i) of Form S-1 and Item 304 of Regulation S-K.

* * * * *

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3735. If you have any further questions, you may direct them to Barbara C. Jacobs, Assistant Director, at (202) 551-3735

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (206) 260-0111
        Thomas E. Puzzo, Esq.
        Law Office of Thomas E. Puzzo, PLLC